SBL FUND
FILE NO. 811-2753
CIK NO. 0000217087

EXHIBIT 77D:  Policies with respect to security investments

Other  business to come before the meeting was a  discussion  with regard to the
Large Cap Growth  Series of Security  Equity Fund and SBL Fund,  Series G (Large
Cap Growth) and consideration of a change in the funds' investment policies.  It was  noted  that  the  benchmark  for the  funds  was  heavily  weighted  toward pharmaceuticals and approval was requested to concentrate the funds' investments in a particular  industry to better be able to track the funds' benchmark index.
Upon motion duly made by Dr.  Morris,  seconded by Mr.  Chubb,  and  unanimously carried,  the Board of Directors of Security  Equity Fund and SBL Fund  approved the  change in  investment  policy of the Large Cap  Growth  Series of  Security
Equity  Fund and SBL  Fund,  Series  G,  respectively,  to  permit  each fund to concentrate its investments in a particular industry. The directors directed the
officers  of  the  funds  to  change  each  fund's  registration   statement  as
appropriate to reflect the change in investment policy.

EXHIBIT 77O:  Transactions effected pursuant to Rule 10f-3

SBL Fund, Series I had the following 10F-3 Transactions:

1.  Purchased  34 shares of Deutsche  Boerse on  February  5, 2001 from  Goldman
    Sachs. Purchase price was 335 per share (EUR).

2.  Purchased  2 shares of DoCoMo  on  February  21,  2001 from  Goldman  Sachs.
    Purchase price was 2,066,000 per share (JPY).

3.  Purchased  5,600 shares of CNOOC on February  27, 2001 from  Merrill  Lynch.
    Purchase price was 6.01 per share (HKD).

4.  Purchased  1,450  shares of Buhrmann on March 27, 2001 from  Merrill  Lynch.
    Purchase price was 25 per share (EUR).

5.  Purchased  1,500  shares of Inditex  on May 22,  2001 from  Morgan  Stanley.
    Purchase price was 14.7 per share (EUR).

6.  Purchased  1,400  shares of Korea  Telecom  June 27, 2001 from UBS  Warburg.
    Purchase price was 20.35 per share.